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EXHIBIT b (1)

April 4, 2005

Transaction Network Services, Inc.
11480 Commerce Park Drive—Suite 600
Reston, Virginia 20191
Attention: Henry H. Graham, Executive Vice President and Chief Financial Officer

  Re:
  Commitment for Financing

Ladies and Gentlemen:

        General Electric Capital Corporation ("GE Capital") is pleased to confirm that it hereby commits to provide the entire amount of a senior secured credit facility of up to $240,000,000 (the "Credit Facility") upon the general terms and conditions outlined in the summary of terms (the "Summary of Terms") attached to this commitment letter (including the Summary of Terms, this "Commitment Letter"). This commitment is based upon our understanding of the transactions described below and in the Summary of Terms and upon the information that you have provided to us. The Credit Facility would be used to permit you to make a one time dividend to your parent company, TNS, Inc. ("Holdings"), in an amount necessary to allow Holdings to repurchase up to 9 million shares of its capital stock at a maximum purchase price of $20 per share pursuant to a tender offer (the "Share Repurchase"), to refinance existing indebtedness, to provide financing for future acquisitions, for ongoing working capital and capital expenditure needs and for expenses related to the Share Repurchase and the Credit Facility.

        It is anticipated that the Credit Facility would replace and refinance the Credit Agreement, dated as of March 19, 2004 (as heretofore amended or supplemented, the "Existing Credit Agreement"), among Transaction Network Services, Inc., as borrower (the "Borrower" or "you"), Holdings, GE Capital, as agent and a lender, and the other financial institutions party thereto as lenders, so that you will have in place the senior secured credit facilities described in this Commitment Letter. To the extent practicable and acceptable to you, GE Capital will endeavor to cause the Credit Facility to amend and restate the Existing Credit Agreement.

        Upon your request received not less than 40 days prior to the anticipated closing date for the Credit Facility, GE Capital will establish a senior secured term loan facility to a UK subsidiary of the Borrower of up to $50,000,000 to be included as part of the Credit Facility (the "UK Term Loan Facility"). The UK Term Loan Facility would reduce the amount of the Term Loan B on a dollar for dollar basis.

        By your acceptance of this Commitment Letter, you agree to pay all reasonable out of pocket costs and expenses incurred by GE Capital and GECC Capital Markets Group, Inc. ("GECMG") in connection with due diligence and analysis relating to the UK Term Loan Facility and with documentation, negotiation, syndication and closing of the Credit Facility including, but not limited to, reasonable legal fees and other out-of-pocket expenses incurred by GE Capital and GECMG, whether or not GE Capital closes the proposed Credit Facility.

        The Summary of Terms is intended to be indicative of the principal terms of the Credit Facility and does not purport to specify all of the terms, conditions, representations and warranties, covenants and other provisions that will be contained in the final loan documents for the Credit Facility, although any terms, conditions, representations and warranties, covenants and other provisions not specified therein shall be substantially the same as set forth in the Existing Credit Agreement except to the extent appropriate to incorporate the UK Term Loan Facility.

        GE Capital is delivering this Commitment Letter to you in reliance upon the accuracy in all material respects of all written information furnished to GE Capital by you or on your behalf and with the understanding that you will not disclose the contents of this letter or the Fee Letter to be executed in connection herewith (the "Fee Letter") without GE Capital's prior written consent other than to your board of directors, GTCR Golder Rauner LLC, to or as required by governmental and regulatory authorities or applicable law and to your advisors and officers on a need-to-know basis and, in any event, you are not authorized to disclose the terms of the Fee Letter (or file copies thereof) in any public filings made by Holdings or you without GE Capital's prior written consent. You agree to inform all such persons who receive information concerning GE Capital, GECMG or this commitment that such information is confidential and may not be disclosed to any other person. GE Capital reserves the right to review and approve, in advance, all materials, press releases, advertisements and disclosures that you or your affiliates prepare that contain GE Capital's or any affiliate's name or describe GE Capital's financing commitment.

        By executing this Commitment Letter, you agree, whether or not GE Capital closes the proposed Credit Facility, to indemnify GE Capital, GECMG, and their respective affiliates, and their respective directors, officers, employees, agents, auditors, accountants, consultants and counsel (each, an "Indemnitee") from, and hold each of them harmless against, any and all losses, liabilities, claims, actions, suits, proceedings, damages or expenses including amounts paid in settlement, reasonable legal fees and defense costs, incurred by any of them arising out of or by reason of any environmental matters, investigation, litigation or other proceeding brought or threatened relating to any loan made or proposed to be made hereunder or otherwise relating to any such loan proposed to be made hereunder, provided, that you shall have no obligation to an Indemnitee under this paragraph to the extent resulting from the bad faith, gross negligence or willful misconduct of any Indemnitee as determined by a court of competent jurisdiction. Each party agrees that in any action arising in connection with this letter or any transaction contemplated hereby the only damages that may be sought from the other party and its affiliates, or any Indemnitee are those which are direct and reasonably foreseeable as the probable result of any breach hereof and any right to indirect, special, exemplary, consequential, or punitive damages or lost anticipated profits is hereby waived.

        You and GE Capital hereby expressly waive any right to trial by jury of any claim, demand, action or cause of action arising in connection with this Commitment Letter, any transaction relating hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contract, tort or otherwise. You and GE Capital consent and agree that the state or federal courts located in Cook County, State of Illinois, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, any transaction relating hereto, any other financing related thereto, and any investigation, litigation, or proceeding related to or arising out of any such matters, provided, that you and GE Capital acknowledge that any appeals from those courts may have to be heard by a court located outside of such jurisdiction. You and GE Capital expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection which either of them may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

        This Commitment Letter is governed by and shall be construed in accordance with the laws of the State of Illinois applicable to contracts made and performed in that State.

        GE Capital and GECMG shall have access to all relevant facilities, personnel and accountants, and copies of all documents which GE Capital or GECMG may reasonably request, including business plans, financial statements (actual and pro forma), books, records, and other documents.

        This Commitment Letter and the Fee Letter supersede all prior discussions, writings, indications of interest and proposals with respect to the Credit Facility previously delivered to you or your affiliates by GE Capital or any of its affiliates. Unless extended in writing by GE Capital, in its discretion, the commitment contained herein shall expire upon the first to occur of: (a) 5:00 p.m., central time on April 6, 2005, unless you shall have executed and delivered a copy of this letter and the Fee Letter to the attention of the undersigned prior to that date and time; or (b) 5:00 p.m., central time on June 30,

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2005, unless the transactions contemplated and described by this Commitment Letter are consummated on or before that date pursuant to written credit documentation signed by GE Capital. Upon expiration of the commitment contained herein, GE Capital, GECMG and their affiliates shall have no liability or obligation hereunder. Expiration of this commitment shall not affect your obligations hereunder, including to pay any fees, costs or expenses provided for herein or in any other agreements entered into between you and GE Capital.

        We appreciate the opportunity you have given us to deliver a financing commitment and look forward to working with you.

Sincerely,
GENERAL ELECTRIC CAPITAL CORPORATION
By:	/s/ WOODROW BROADERS JR. Name: Woodrow Broaders Jr. Its Duly Authorized Signatory

Accepted and Agreed to this 4th day of April, 2005:

TRANSACTION NETWORK SERVICES, INC.
By:	/s/ HENRY H. GRAHAM, JR. Name: Henry H. Graham, Jr.
Title: EVP, CFO and Treasurer

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$240,000,000 Senior Secured Credit Facility

Summary of Terms
April 4, 2005

Borrower:	Transaction Network Services, Inc.
Guarantors:
Holdings and each of Borrower's subsidiaries (subject to certain limitations of guaranties by non-U.S. subsidiaries, as more fully set forth in the Collateral section below) would be required to unconditionally guaranty Borrower's indebtedness to Lenders. Holdings will be permitted to consummate the Share Repurchase and activities incidental thereto but its activities otherwise will be limited substantially as set forth in the Existing Credit Agreement.
Administrative Agent:	General Electric Capital Corporation ("GE Capital") would serve as agent ("Agent").
Sole Lead Arranger and Sole Bookrunner:	GECC Capital Markets Group, Inc. ("GECMG").
Lenders:	A syndicate of financial institutions (including GE Capital individually) assembled by GECMG to provide the Credit Facility.
Credit Facility:	A senior secured credit facility of up to $240,000,000 (the "Credit Facility") consisting of:
(a)
a revolving credit facility of up to $30,000,000 (the "Revolving Credit Facility"), which will include a letter of credit subfacility for up to $3,000,000 (the "LC Subfacility"), and a swing line subfacility of up to $2,000,000 provided by GE Capital; and
(b)
a term loan in an amount up to $210,000,000 ("Term Loan B"). The total amount of Term Loan B will be reduced on a dollar for dollar basis in an amount by which the aggregate purchase consideration for the Share Repurchase plus all fees and expenses incurred in connection therewith and the Credit Facility is less than $180,000,000.

After giving effect to the payment of, or the creation of a reserve for, all fees and expenses related to the closing, no more than $20,000,000 (including issued letters of credit) would be drawn under the Revolving Credit Facility on the closing date and Borrower shall have at least $10,000,000 of unused availability under the Revolving Credit Facility.
Revolving Credit Facility:	The Revolving Credit Facility will be used to finance working capital needs and to finance future permitted acquisitions. The Revolving Credit Facility would have a term of five years.
LC Subfacility:
The LC Subfacility would provide for the issuance of letters of credit for the account of Borrower. A reserve would be established against availability under the Revolving Credit Facility for the face amount of outstanding letters of credit.
Term Loan B:
The proceeds of Term Loan B would be advanced in one draw on the closing date and have a term of seven years. The principal balance of Term Loan B would be repayable in quarterly installments equal to 0.25% of Term Loan B commencing on the first day of the quarter after the closing date with the balance due upon maturity. Amounts repaid on Term Loan B may not be reborrowed.

Interest:
Interest would be payable on the daily outstanding principal balance of all loans initially at a floating rate per annum equal to the "Index Rate" plus the "Applicable Margin". After the earlier of a period of forty-five days after closing or the closing of the primary syndication of the Credit Facility (the "Syndication Period"), Borrower would also be entitled to request, upon three business days prior notice, that all or a portion of the outstanding principal balance of the loans bear interest at a per annum rate equal to "LIBOR" plus the Applicable Margin. Notwithstanding the foregoing, at all times during the Syndication Period, Borrower shall have the option to request LIBOR loans having a 14 day or one month LIBOR period; provided that only two (2) such LIBOR periods may exist under the Revolving Credit Facility and only two (2) such LIBOR periods may exist for Term Loan B.

Borrower would be required to pay interest quarterly in arrears on the daily outstanding principal balance of the loans on which interest has been calculated using the Index Rate. When selecting the LIBOR option, Borrower would be entitled to choose one, two, three, six, or to the extent acceptable to all lenders nine or twelve month interest periods, provided that no more than six interest periods may be in effect at any one time. Borrower would be required to pay interest on LIBOR loans in arrears on the last day of the interest period, and at the end of three months for any interest period that is longer than three months. In the event Borrower repays any LIBOR loan on a day other than the last day of an interest period for such loan or fails to borrow a requested LIBOR loan on the date funding was requested, Borrower would be required to pay a LIBOR breakage fee to Lenders.

All interest and fees will be calculated based on a 360-day year and actual days elapsed other than interest based on the Index Rate, which will be calculated based on a 365/366- day year and actual days elapsed. "Index Rate" means a floating rate of interest per annum equal to the higher of the rate publicly quoted from time to time by The Wall Street Journal as the "base rate on corporate loans posted by at least 75% of the nation's 30 largest banks" or the Federal Funds Rate plus 50 basis points. "LIBOR" means, for each interest period, the offered rate for deposits in U.S. dollars in the London interbank market for the relevant interest period which is published by the British Bankers' Association, and currently appears on Telerate Page 3750, as of 11:00 a.m. (London time) on the day which is two business days prior to the first day of such interest period adjusted for reserve requirements. The definitions of "Index Rate" and "LIBOR" have been abbreviated and the Credit Facility documentation will set forth appropriate detail describing the exact method of calculation and relevant reserve requirements, which shall be substantially similar to such provisions in the Existing Credit Agreement. The Credit Facility documentation will contain LIBOR breakage provisions, LIBOR borrowing mechanics and other LIBOR definitions.
Default Rate:
The Applicable Margins shall be increased by up to 2.0% at any time a payment or bankruptcy default exists and is continuing and may, upon the request of the Requisite Lenders, be increased by up to such amount at any time a financial covenant default exists and is continuing. The LIBOR option may be suspended upon request of the Requisite Lenders at any time that an event of default exists.

Applicable Margins:	At closing, the "Applicable Margin" (on a per annum basis) for each type of loan and for purposes of calculating certain fees will be as set forth below:
Applicable Revolving Credit Facility Index Margin: 0.75% Applicable Revolving Credit Facility LIBOR Margin: 1.75% Applicable Term Loan B Index Margin: 0.75% Applicable Term Loan B LIBOR Margin: 1.75%

After Agent has received the quarterly financial statements from Borrower for the period ending June 30, 2005, the Applicable Margins would be percentages that are determined quarterly on a prospective basis based on the total leverage ratio (to be defined in the Credit Facility documentation) as set forth on Schedule I (Applicable Margins) attached hereto. The Credit Facility documentation will contain other provisions regarding the delivery of financial statements, and the timing and mechanics of subsequent prospective adjustments in Applicable Margins. If a default is continuing at the time that a reduction in Applicable Margins is to be implemented, the reduction will be deferred until the first day commencing after the cure or waiver thereof.

The Applicable Margins will be increased by 25 basis points if Borrower has received a senior secured credit rating of less than Ba3 from Moody's Investors Service, Inc. ("Moody's") or BB- from Standard & Poor's Ratings Services ("S&P") at or prior to the closing or if Borrower has not received a reaffirmation of its existing Ba3 and BB- ratings by such date; provided, that if such increase is a result of a reaffirmation of the existing ratings not being obtained by the closing and Borrower obtains at least a Ba3 and BB- rating within 45 days following the closing, such increase shall be rescinded and the additional 25 basis points of interest paid during such period shall be credited against the administrative agent fee due under the Fee Letter on the first anniversary of the closing.
Fees:	The fees payable to GE Capital as specified in the Fee Letter.

A fee of 0.50% per annum (0.375% per annum to the extent that the total leverage ratio (to be defined in the Credit Facility documentation) is less than 1.50 to 1.00) of the average daily balance of the unused portion of the Revolving Credit Facility would be payable quarterly in arrears.

With respect to the Letter of Credit Subfacility, a fee equal to the product of the average daily undrawn face amount of all letters of credit issued, guaranteed or supported by risk participation agreements multiplied by a per annum rate equal to the Applicable Revolving Credit Facility LIBOR Margin would be due and payable monthly in arrears, together with any bank fees and charges incurred by Agent to a letter of credit issuer.

Prepayment Requirements/ Commitment Reductions:
In addition to the scheduled payments described above, Borrower would be required to make an annual prepayment in an amount equal to 50% of its "excess cash flow" (to be defined in the Credit Facility documentation) to the extent the total leverage ratio (to be defined in the Credit Facility documentation) is in excess of 2.00 to 1.00 or in an amount equal to 25% of its "excess cash flow" to the extent the total leverage ratio is in excess of 1.50 to 1.00; provided that the prepayment shall be reduced to the extent that the amount thereof attributable to "foreign excess cash flow" (to be defined in the Credit Facility documentation) exceeds the sum of (i) available cash on hand at Borrower and its domestic subsidiaries in excess of $4,000,000 (after giving effect to the portion of the prepayment not attributable to "foreign excess cash flow") plus (ii) cash that may be received by Borrower or its domestic subsidiaries from foreign subsidiaries (by dividend or intercompany loan) by the date such prepayment is due using commercially reasonable efforts and without material incremental tax liability to Holdings. To the extent that the UK Term Loan Facility is advanced, the prepayment will be divided between the Term Loan B and the UK Term Loan Facility, with the portion attributable to "foreign excess cash flow" applied to the UK Term Loan Facility and the remainder applied to the Term Loan B. Borrower would also be required to make prepayments with the proceeds generated by Holdings, Borrower or any of its subsidiaries resulting from the disposition of assets (other than the sale of inventory in the ordinary course of business and other exceptions set forth in the Existing Credit Agreement), condemnation settlements and insurance settlements from casualty losses (subject to reinvestment provisions consistent with those set forth in the Existing Credit Agreement) and from the sale of equity securities (subject to certain exceptions for the issuance of Holdings' common stock to management and employees and for issuances in connection with Permitted Acquisitions).

Any such mandatory prepayments would be applied first to Term Loan B (including the UK Term Loan Facility) against scheduled installments thereof in the inverse order of maturity and then to the outstanding principal balance of the Revolving Credit Facility.

Voluntary prepayments of the loans would be permitted at any time provided that Borrower pays a LIBOR breakage fee in connection with any voluntary prepayments of LIBOR loans made on a date other than the last day of an interest period. Voluntary prepayments of Term Loan B would be applied first pro rata against scheduled installments thereof (including the UK Term Loan Facility) due in the next 12 months and thereafter pro rata to the remaining installments.

Collateral:
The indebtedness of Borrower under the Credit Facility would continue to be secured by first priority perfected security interests (subject to permitted liens) in all existing and after-acquired real and personal property of the Borrower and its subsidiaries (the "Collateral"), including all inventory, accounts, equipment, fixtures, chattel paper, patents, trademarks, registered copyrights, documents, instruments, deposit accounts, cash and cash equivalents, investment property, general intangibles supporting obligations, letter of credit rights, commercial tort claims, insurance policies, and other personal property of Borrower and its subsidiaries and first mortgage liens on all of the real property of Borrower and its subsidiaries, and all substitutions, accessions, products and proceeds of such property, in each case, subject to such exceptions as may be agreed (which exceptions shall be at least as favorable to Borrower, when taken as a whole, as the exceptions to the security interests and priority granted under the documentation for the Existing Credit Agreement). In addition, 100% of the outstanding equity interests of Borrower and its domestic subsidiaries and 65% of the outstanding voting equity interests and 100% of the outstanding non-voting equity interests of first-tier foreign subsidiaries would be pledged to secure such indebtedness and Agent would have a first priority perfected lien and security interest in all property described above subject to permitted liens. The security interests granted will be modified to include those set forth under "UK Term Facility" below in the event such facility is advanced.
The Collateral will be free and clear of other liens, claims, and encumbrances, except permitted liens (to be set forth in the Credit Facility documentation).

Agent's liens and security interests shall be evidenced by documentation satisfactory to Agent, including search results, collateral releases from prior lenders, and in the case of real estate collateral, title insurance policies (supported by surveys) in amount, form and from an issuer reasonably satisfactory to Agent. All obligations under the Credit Facility shall be cross-collateralized with each other and with collateral provided by any subsidiary of Borrower or any other guarantor, subject to modifications necessary if the UK Term Loan Facility is advanced.

The ownership, capital, corporate, tax, organizational and legal structure of Holdings, Borrower and their subsidiaries shall be as they exist on the date hereof with only such changes to the ownership of Holdings as are reasonably necessary to consummate the Share Repurchase.
Insurance:
Agent shall have received policies or binders for property and casualty, liability, business interruption, if any, and other insurance satisfying the requirements of the Credit Facility documentation with appropriate endorsements or assignments naming Agent as loss payee, assignee, mortgagee and additional insured, as appropriate, and non-renewal/cancellation/amendment riders to provide 30 days advance notice to Agent.
Equity Structure:
Holdings will continue to own 100% of Borrower. The "Change of Control" definition under the Existing Credit Agreement will be modified to provide for a 25% threshold at which any holder or group of holders (other than GTCR) may acquire beneficial ownership of the voting stock of Holdings and to delete any other reference to the ownership of GTCR.

Documentation:
Documentation evidencing the Credit Facility contemplated herein shall be reasonably satisfactory to Agent and Lenders in all respects and contain such conditions (including those described below), representations and warranties, affirmative and negative covenants, reporting covenants, financial covenants, indemnification provisions, events of default and remedies as are customary for senior secured credit facilities of the type described herein (and, except as may be indicated herein, are consistent with those contained in the Existing Credit Agreement). All obligations under the Credit Facility will be cross-defaulted to each other and to all other material indebtedness of Borrower or any of its subsidiaries.
It is anticipated that the covenants would include, but not be limited to, the following:
	•	minimum fixed charge coverage ratio
	•	minimum interest coverage ratio
	•	maximum total leverage ratio
•
limitations on indebtedness, contingent obligations, liens, capital expenditures, lease obligations, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, subordinated debt payments and modifications, loans and investments, transactions with affiliates, changes of control, payment of consulting and management fees, all subject to exceptions and baskets to be agreed, which, except as may be indicated herein, are consistent with those contained in the Existing Credit Agreement; provided that certain covenants will contain broader exceptions and baskets to be determined based on Borrower's leverage ratio
	•	compliance with laws and regulations
	•	rights of inspection, access to management and auditors consistent with those set forth in the Existing Credit Agreement
	•	financial reporting to include financial statements contained in Holdings' Forms 10-K, 10-Q and 8-K and an annual budget for the succeeding fiscal year.
Conditions to Funding:
The Credit Facility documentation would contain such conditions to funding as are customary for senior secured credit facilities of the type described herein. All extensions of credit under the Credit Facility will be subject to the continuing accuracy in all material respects of representations and warranties and the absence of defaults.

The conditions to the Credit Facility and the initial funding will, except to the extent stated below, be substantially as set forth in the Existing Credit Agreement and include, but not be limited to, the following, each of which must be satisfied or waived to Agent's reasonable satisfaction:
•
Receipt by Agent of a business plan, including financial projections reasonably satisfactory in form and substance to Agent and Lenders. Agent and Lenders shall be reasonably satisfied, based on financial statements (actual and pro forma), projections and other evidence provided by Borrower, or reasonably requested by Agent, that Borrower and its subsidiaries, taken as a whole, after incurring the indebtedness contemplated by the Credit Facility, will be solvent, able to satisfy its obligations in the ordinary course of business as they mature and adequately capitalized.
•
No material adverse change with respect to the financial condition, collateral, operations, industry or business of Borrower, or Borrower and all of its subsidiaries taken as a whole; no litigation relating to the Share Repurchase and no other litigation commenced which could reasonably be expected to have a material adverse effect upon any of the foregoing.
•
The documentation for the Share Repurchase (collectively, the "Share Repurchase Materials") shall be in form and substance reasonably acceptable to Agent and shall be in full force and effect, all conditions precedent thereunder to the consummation of the Share Repurchase shall have been satisfied (and not waived) and any amendment to the Share Repurchase Materials (other than an amendment increasing the tender price to not more than $20 per share) shall be reasonably acceptable to Agent. The Share Repurchase shall have been consummated contemporaneously with the closing of the Credit Facility after the receipt of any necessary governmental, regulatory and third party approvals and in accordance with applicable laws.
•
Borrower shall have a minimum trailing twelve month EBITDA of not less than $64,800,000 for the most recently ended quarter for which financial statements are available, including such adjustments as acceptable by Agent in its reasonable discretion ("Adjusted EBITDA").
•
Total indebtedness of Borrower on a consolidated basis (including the Credit Facility and after giving affect thereto) at closing not to exceed $230,000,000. The ratio of such total indebtedness to Adjusted EBITDA shall be less than 3.55 to 1.00 as of the closing and after giving affect thereto.
•
All third-party and regulatory approvals and consents necessary to consummate the proposed transactions shall have been obtained and shall be final and non-appealable. Agent shall have received such resolutions, reaffirmations, consents, certificates, legal opinions and other documents and amendments to existing documentation as it shall have reasonably requested with respect to the execution and delivery of the Credit Facility documentation, the related transactions and performance of the obligations created thereunder.

Permitted Acquisitions:
Borrower would be permitted to make acquisitions subject to baskets and conditions to be agreed (which shall be at least as favorable to Borrower as such baskets and conditions in the Existing Credit Agreement and shall include broader baskets to be agreed based on Borrower's leverage ratio).
Assignments/Participations:
Lenders would have the right at any time to sell and assign interests and sell participations under the Credit Facility to other financial institutions in accordance with the terms set forth in the Existing Credit Agreement.
Requisite Lenders:	Lenders having more than 50% of the commitments of all Lenders, subject to certain supermajority provisions as Agent may reasonably determine.
UK Term Loan Facility:
If the UK Term Loan Facility is implemented, the interest rate calculation methods and margins, prepayments, documentation and conditions and other provisions herein would be modified to account for terms customary for UK credit facilities of this nature as well as terms and provisions to be required by Agent and Lenders and agreed by Borrower.

Obligations under the UK Term Loan Facility would be secured by first priority perfected security interests (subject to permitted liens) in all existing and after-acquired real and personal property of the borrower thereunder, any holding companies thereof and any subsidiaries of the borrower thereunder and will be guaranteed by such holding companies, such subsidiaries and the Guarantors.
The UK Term Loan Facility would be available for drawing in Pounds Sterling, Euros or U.S. Dollars as agreed to between Borrower and Agent a reasonable time prior to closing.

In addition to the conditions to the Credit Facility contained herein, the commitment to provide the UK Term Loan Facility will also be subject to (i) the absence of a material adverse change with respect to the financial condition, collateral, operations, industry or business of the Borrower's foreign subsidiaries, taken as a whole and (ii) satisfactory completion of business due diligence by Agent and Lenders, including a review of and consultation with management regarding the UK borrower's and its subsidiaries' respective business, operations, financial condition and assets. Agent may engage or, at the request of Agent, Borrower would be required to engage, at Borrower's expense, accountants, appraisers, industry consultants, environmental engineering firms and other professionals that Agent deems appropriate to assist in conducting such due diligence.
Governing Law:	Illinois.

SCHEDULE I APPLICABLE MARGINS

Leverage Ratio	Applicable Revolving Credit Facility Index Margin	Applicable Revolving Credit Facility LIBOR Margin	Applicable Term Loan B Index Margin	Applicable Term Loan B LIBOR Margin
Greater than 2.25:1.00	0.75%	1.75%	0.75%	1.75%
Less than or equal to 2.25:1.00	0.50%	1.50%	0.50%	1.50%

        As set forth under "Interest" in the Summary of Terms, the above Applicable Margins will be increased by 25 basis points if Borrower has received a senior secured credit rating of less than Ba3 from Moody's Investors Service, Inc. ("Moody's") or BB- from Standard & Poor's Ratings Services ("S&P") at or prior to the closing or if Borrower has not received a reaffirmation of its existing Ba3 and BB- ratings by such date; provided, that if such increase is a result of a reaffirmation of the existing ratings not being obtained by the closing and Borrower obtains at least a Ba3 and BB- rating within 45 days following the closing, such increase shall be rescinded and the additional 25 basis points of interest paid during such period shall be credited against the administrative agent fee due under the Fee Letter on the first anniversary of the closing.

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Summary of Terms April 4, 2005
SCHEDULE I APPLICABLE MARGINS